Exhibit 99.1

OKYO Pharma Files for Fast Track Designation with FDA for Urcosimod to Treat Neuropathic Corneal Pain

London and New York, NY, March 10, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease, a multi-billion-dollar market, is pleased to announce the filing of its application for Fast Track designation with the U.S. Food and Drug Administration (FDA) for urcosimod (formerly known as OK-101) for the treatment of neuropathic corneal pain, which is a debilitating condition affecting many tens of thousands worldwide, and is characterized by chronic, severe eye discomfort for which there is no FDA-approved, effective treatment.

“Fast track was first introduced by FDA to expedite development and review of drugs to treat serious conditions lacking any FDA-approved drug,” commented Gary S. Jacob, Ph.D., Chief Executive Officer of Okyo Pharma. “Notably, neuropathic corneal pain falls into this category, and our application for Fast Track designation marks a significant milestone in our commitment to addressing the urgent needs of patients suffering from this type of pain. It is our belief that urcosimod has the potential to redefine the treatment paradigm for individuals grappling with this challenging condition.”

About FDA Fast Track Designation

At this stage of development, a drug that receives Fast Track designation is eligible for some or all of the following:

●	More frequent meetings with FDA to discuss the drug’s development plan, ensure collection of appropriate data needed to support drug approval, plus the use of a rolling FDA review to expedite its regulatory path.
●	Quicker turnaround on written communication from FDA regarding such things as the design of the proposed clinical trials and potential use of biomarkers.

For more information on fast track designation: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/fast-track

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and is presently being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat 48 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients in a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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